UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                          (Name of Issuer)

                         APTA HOLDINGS, INC.
                         -------------------

                   (Title of Class of Securities)

                            COMMON STOCK
                            ------------

                          (CUSIP Number)

                           038335 10 5
                           -----------

            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)
                           James Wherty
                         3 Wakefield Drive
                         Medford, NJ 08055
                     --------------------------

         (Date of Event which Requires Filing of this Statement)
                           July 24, 2001
                           -------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D


CUSIP NO.  808631 10 5                         Page 1 of 5 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  James Wherty, IN



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [   ]           (b) [   ]


3 S.E.C. USE ONLY


4 SOURCE OF FUNDS*
                       PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(d) OR 2(E)   [   ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen;


   NUMBER OF    7  SOLE VOTING POWER
    SHARES         160,500
   OWNED BY     8  SHARED VOTING POWER
     EACH                    none
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON         160,500
     WITH      10  SHARED DISPOSITIVE POWER
                             none

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           160,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*              n/a

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.933%

14 TYPE OF REPORTING PERSON*
             IN


Page 2 of 5                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

This Schedule is filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Apta Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 215 West Main Street, Maple Shade, NJ, 08052

Item 2.  Identity and Background.

         (a) This Schedule is filed on behalf of James Wherty, hereinafter referred to as "Filer".

         (b) Filers' address is 3 Wakefield Drive, Medford, NJ, 08055

         (c) James Wherty is the sole owner of DataNet, LLC, 1521
Glen Avenue, Moorestown, NJ, 08057, a printing and office supply company.

         (d) During the last five years, Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Filer has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) James Wherty is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
The funds were taken from Filer's personal savings account.

Item 4.  Purpose of Transaction.

Filer acquired the Shares for investment purposes. Except as disclosed in Item 3 herein and in section (a) below, Filer has no present plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or
management of          the issuer, including any plans or proposals
to change the number          or term of directors or to fill any
existing vacancies on the board;

         (e) Any material change in the present capitalization or
dividend          policy of the issuer;

         (f) Any other material change in the issuer's business or
corporate          structure, including but not limited to, if the
issuer is a          registered closed-end investment company, any
plans or proposals to          make any changes in its investment
policy for which a vote is          required by section 13 of the
Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be
delisted from          a national securities exchange or to cease to
be authorized to be          quoted in an inter-dealer quotation
system of a registered national          securities association;

         (i) A class of equity securities of the issuer becoming
eligible for          termination of registration pursuant to
Section 12(g)(4) of the Act;
     or
         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The 160,500 shares held directly and beneficially by Filer constitutes approximately 6.933% of the common stock of the Company
          outstanding at the date of filing of this Schedule.

         (b) See items 7, 8, 9 and 10 of Cover Page.

         (c) Except for the purchase of the common stock pursuant to the conversion under the Note Purchase Agreement set forth in
Item 3,
          Filers have effected no transactions in the common stock during the past sixty (60) days.

         (d) None.

         (e) n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BY:     /s/ James Wherty
        ---------------------
         James Wherty

Dated: July 24, 2001


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).